August 1, 2008

Rebecca A. Marquigny

Senior Counsel

Office of Insurance Products

Securities and Exchange Commission

Station Place I

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Guardian Separate Account N Initial Registration Statement Filed on Form N-6 (Filing Nos. 333-151073 & 811-09725

Dear Ms. Marquigny:

Your comments regarding the above-referenced filing contained in your letter of July 10, 2008 have been received and reviewed by us.

Page references for the responses that follow reflect the page number where the implementation of our response may be found in the courtesy copy to be provided to you after filing of Pre-Effective Amendment #1 for File Number 333-151073.

1. Cover Page. Please ensure that when the final contract name is added by pre-effective amendment, it is the same as the name associated with the product’s EDGAR contract identification number. Currently, the prospectus contract name uses “Benefit” in the singular while the contract name identifier uses the plural “Benefits.”

Response (Cover Page): We have conformed the two references.

2. Policy Summary (p. 2). The disclosure suggests that a contractowner’s rights may be limited by the language contained in the Policy. This statement may mislead contractowners as to their rights under the securities laws. Please delete the reference to the policy or clarify that non-material variations pursuant to state law may be reflected in the policy document but the prospectus contains all material contract provisions.

Response (Policy Summary page: 1): We have added the following disclosure to sections of the prospectus where state law may require a variation:

“This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.”

The sections where we have provided this disclosure are:

•	Cancelling your policy (pages 5, 61)

•	Could Your Policy Lapse (page 5)

•	Backdating (page 11)

•	Values Associated with Your Policy (Alternate Cash Surrender Value and Net Cash Surrender Value) (page 17)

•	Default (page 20)

•	Reinstatement (page 21-22)

•	Policy loans (page 36-37)

•	Surrendering Your Policy (page 41)

•	Transfers (page 42-43)

•	Policy Proceeds (page 47-48)

•	Deferrals (page 48)

•	Incontestability (page 60)

•	Suicide (page 60)

3. What is Variable Life Insurance & How Does it Work? (p. 2). Please delete the word “generally” from the last sentence in the answer paragraph or explain the exception(s) to the Staff.

Response (page: 1): We have deleted the word “generally.”

4. Fixed-Rate Option (PP. 2-3). Please clarify the statement, “GIAC guarantees your principal and interest under this option.” Also, please disclose to the Staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy. If there are not, please include a representation in your response letter indicating that there are no such agreements and the company will be primarily responsible for paying out any guarantees associated with the policy.

Response (page 2-3): There are no such agreements. GIAC is primarily responsible for paying out any guarantees associated with the policy. We have inserted the language “Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.”

5. Do You Have Access to the Money You’ve Invested in Your Policy? (pp. 3–4, 16–17, 61).

a.	Alternate Net Cash Surrender Value. This value is defined in terms of a gross number, specifically, the sum of a contractowner’s fixed, variable and loan accounts. Unlike other “net” figures, it does not reflect the impact of liabilities, here the contractowner’s loan obligation. Consequently, the reference to “Net” in the name is confusing. Please use the term “Alternate cash surrender value” instead or explain why including the work “net” is appropriate.

Response (page 3): We will use the term Alternate Cash Surrender Value in the prospectus. We have replaced all references to Alternate Net Cash Surrender Value with Alternate Cash Surrender Value. We have also added in a statement in the definition of Alternate Cash Surrender Value (Appendix A, page 66) and the Section “Values Associated with Your Policy” (page 17) that the Alternate Cash Surrender Value as used in the prospectus, is referred to as Alternate Net Cash Surrender Value in the Policy.

b.	Enhanced cash surrender feature. Clarify that the benefit of this feature is the “refund of a portion of the premium charges … paid.” Also, please describe the specific circumstances in which the benefit value would be more than offset by the higher charges associated with it.

Response (page 3-4, 17): We have made some changes to the pages referenced to clarify the concept of the Alternate Cash Surrender Value. In addition we have deleted the sentence that read “The value of this benefit may be more than offset by any additional charges associated with offering such a benefit.” Upon consideration, we did not feel this statement was appropriate in the circumstances because (i) there are no charges for this benefit, and (ii) unlike variable annuity bonus products, we do not “recapture” any part of this benefit. The disclosure that having such a benefit may result in our product being higher priced than a product without this benefit will remain.

c.	Tax Risks. Please insert the word “negative” before “tax consequences” at the end of this section. Please make the same change to similar references throughout the prospectus where appropriate.

Response (page 4 and throughout, where applicable): We have qualified the phrase “tax consequences” where appropriate throughout the prospectus with either the word “negative” or “adverse.”

6. How is Your Policy Affected By Taxes? (p. 4). The last sentence in the first paragraph under this heading is difficult to understand. Please revise. Rule 421. What is “the 10% additional tax”? If this refers to the penalty tax described on page 47, please indicate this more specifically.

Response (page 4): To address your concern we are deleting the last two sentences of the paragraph in question and replacing those two sentences with the following:

“In addition, taxable distributions made to a taxpayer who is under the age of 59-1/2 are subject to a 10% penalty tax. If the Policy is not a MEC: (i) distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income, (ii) loans will generally not be treated as distributions, and (iii) neither distributions nor loans will be subject to the 10% penalty tax.

7. Transaction Fee Table (p. 6).

a.	Premium Charge. The table should only reflect the highest charges. If you wish to present fee variations for different years, they may be included in footnotes per General Instruction 1(f) to Item 3.

Response (page 6): The premium charge for Policy Years 11 and thereafter has been moved to a footnote.

b.	Reinstatement Charge. If the charge can be shown numerically or with less text, please do so. Consider using a presentation more like the way this charge is presented in the fee table for the product that was made effective on May 1, 2008 (File No. 333-148736).

Response (page 6): The reinstatement charge has been described with less text.

c.	Transfer Charge. Please move the parenthetical information from the table to a footnote.

Response (page 6): The Parenthetical “(first 12 free in each Policy Year)” has been moved to a footnote.

8. Periodic Charge Table (p. 7).

a.	Cost of Insurance Charge. Please round all figures to the nearest cent. See Instruction 1(a) to Item 3. If appropriate, please consider the presentation format from File No. 333-148736.

Response (page 7): The cost of insurance charge has been revised to the nearest cent.

b.

Interest on Policy Loans. Please delete the following language from the table text: “until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary. See footnotes for charges thereafter.” Based on the footnote text, the table is sufficient with footnote numbers alone.

Response (page 7): The following language: “until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary. See footnotes for charges thereafter” has been deleted from the text.

9. Portfolio Fee Table (p. 8). To conform the format to what is shown in Form N-6, please substitute the text immediately above the table header for the text in the table’s first column.

Response (page 8): The text immediately above the table header has been substituted in place of the text in the table’s first column.

10. Underwriting (p. 10). In the text or glossary, please define Guaranteed Issue and Simplified Issue.

Response (page 10): Keeping in mind that these terms do not have “absolute” definitions and that each company will have its own standards as to what it requires for these underwriting classes, I did not want to get too specific. Thus, these terms have been defined as follows:

a. Guaranteed Issue Underwriting (“Conditional Issue” in Maryland) – Insureds who are part of cases eligible for Guaranteed Issue Underwriting are not required to undergo medical underwriting, but they must have been actively at work for three months prior to application. These cases must also satisfy participation requirements.

b. Simplified Issue Underwriting – Insureds who are part of cases eligible for Simplified Issue Underwriting will be required to provide more information than members of Guaranteed Issue cases, but still will not be required to be fully medically underwritten.

c. Full underwriting – All insureds who are part of cases subject to Full Underwriting must meet certain health and other insurance risk criteria.

11. The Policyowner (p. 12). Given that this is intended for corporate policyowners, please clarify the circumstances in which the policy will be issued to joint policyowners.

Response (page 12): We have confirmed that the likelihood of a joint owner for these policies is minimal, if at all, and we have taken out the references to joint owners in this section.

12. Supplemental Face amount at Issue (p. 13). In the 2nd set of bullet points, please revise the 3rd bullet point to clarify that the target premium for a contract with both Basic and Supplemental Face Amount will be lower.

Response (page 13): In the 2nd set of bullet points, the 3rd bullet has been revised to read as follows:

“Purchasing part of your coverage as Supplemental Face Amount will result in a lower Target Premium for your Policy because there are no Target Premiums associated with the Supplemental Face Amount.”

13. Cash Surrender Value and net Cash Surrender Value (pp. 16-17).

a.	Terminology. See Comment 5(a) above.

Response (page 17): See response to Comment 5(a) above.

b.	Premium Percentage on non-Policy Anniversaries. Please explain how you apply the prior and future Policy Anniversary percentages to “adjust for the number of months that your surrender date is between these anniversaries.” If an example of the calculation would be clearer, you may provide an example of this adjustment to the percentage instead.

Response (page 17): Rather than explain how we do the linear interpolation to arrive at the monthly percentage between Policy Anniversaries, we are revising the section to refer readers to a new Appendix B. Appendix B is a Table of Monthly Alternative Cash Surrender Value Percentages.

c.	Example. For the example highlighted in gray, please add the missing numbers so the Staff can evaluate the disclosure. We may have additional comments on the completed example.

Response (page 17): The example has been completed.

14. Mortality & Expense Risk Charge (p. 24). Please simplify the disclosure by deleting “the current annual charge stated above plus” as the current charge is 0%.

Response (page 24): The sentence now reads: “The mortality and expense risk charge is guaranteed never to exceed 0.25% of the Policy Account Value in the variable investment options.”

15. Policy Loans (p. 31). The list of policy loan considerations appears to be missing the final bullet point. Please revise as appropriate.

Response (page 36): The final bullet is not missing. There are only three bullets; we have revised the section accordingly.

16. Dollar Cost Averaging (p. 41). The disclosure states that you “do not currently charge for this feature.” Please not that if you wish to reserve the right to charge a fee for this service, the fee must be disclosed in the fee table and discussed in the narrative section describing the charges. This same comment applies to the Automatic Portfolio Rebalancing Transfer Option feature which contains the same statement.

Response (page 46): We will not reserve the right to charge for this feature, so we will delete the word “currently” from the sentence in the section on Dollar Cost Averaging and the section on Automatic Portfolio Rebalancing.

17. Electronic Services (pp. 57-58). Please clarify that contractowners will have the ability to request paper documents if they participate in the anticipated programs you have described. Otherwise, please disclose how such a request will be handled.

Response (page 63): The last sentence of the first paragraph under “Telephone and Electronic Services” will be revised to read: “You may always request paper copies of any of these documents at any time by calling our Customer Service Office.”

18.	Basic Face Amount (p. 4, 60). Please define the acronym “NT.”

Response (page 10, 66): In the definition of Basic Face Amount “preferred plus NT policies” will be spelled out as “preferred plus non-tobacco (NT) policies.” In the section “Purchasing A Policy”, page 10, we will also spell this out.

19. Missing Disclosure. We note that disclosure is missing on pages 28 and 56-57 of the prospectus and page B-7 of the SAI. In a pre-effective amendment, please include the required Item 4 (c) underlying fund disclosure, the “Distribution of Policies” percentage figures, and “Other Agreements” material that should appear on these pages. If the initial registration statement filing failed to include any other exhibits, financial statements and/or required disclosure, your pre-effective amendment must include that material as well.

Response: Generally, any exhibits, financial statements and any other required disclosure, not included in the registration statement or this pre-effective Amendment will be filed in a subsequent pre-effective amendment to the registration statement.

Specifically, we have addressed in this Pre-Effective Amendment Number 1:

•	the information previously omitted under “Payments we receive” (page 33);

•	the disclosure regarding “Distribution of the Policies” (page 62); and

•	description of “Other Agreements” and “Administrative Services” (page B-7).

When we request acceleration of this filing’s effective date, we will also file EDGAR correspondence acknowledging that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise as to the acceptability of these responses to your comments. Once we agree on the resolution of these issues, I will make any further changes in the prospectus and prepare the remaining exhibits and financial statements in anticipation of requesting effectiveness for September 2, 2008, or as soon thereafter as reasonably practicable.

I look forward to hearing from you.

Very truly yours

Sheri L. Kocen

Senior Counsel

The Guardian Life Insurance Company of America

7 Hanover Square

New York, NY 10004

Phone: (212) 598-7469

Fax: (212) 919-2691

E-mail: sheri_kocen@glic.com